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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                             Granite Financial, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    38740H107
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                           Fort Lee, New Jersey 07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 7, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







                                  Page 1 of 10



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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                512,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            512,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  512,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.76%

14.     TYPE OF REPORTING PERSON*
        PN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                   7.      SOLE VOTING POWER

                           None

                   8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY               512,500
 OWNED BY
REPORTING          9.      SOLE DISPOSITIVE POWER
  PERSON                   None
   WITH
                   10.     SHARED DISPOSITIVE POWER
                           512,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  512,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.76%

14.     TYPE OF REPORTING PERSON*
        IN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                512,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            512,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  512,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                               [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  13.76%

14.     TYPE OF REPORTING PERSON*
        IN


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SCHEDULE 13D

CUSIP No. 38740H107

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                       7.      SOLE VOTING POWER

                               278,300

                       8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                   None
 OWNED BY
REPORTING              9.      SOLE DISPOSITIVE POWER
  PERSON                       278,300
   WITH
                       10.     SHARED DISPOSITIVE POWER
                               None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  278,300

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.47%

14.     TYPE OF REPORTING PERSON*
        PN


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         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on November 7, 1996, as amended by Amendment No. 1 filed with the Commission on December 3, 1996, Amendment No. 2 filed with the Commission on December 12, 1996, Amendment No. 3 filed with the Commission on December 18, 1996, Amendment No. 4 filed with the Commission on January 7, 1997 and constitutes Amendment No. 5. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3.  Sources and Amounts of Funds or Other Consideration

         The first  sentence  of Item 3 is  revised and amended in  its entirety as set forth below: The Partnerships and Managed Accounts expended an aggregate of approximately $4,483,868 (including brokerage commissions, if any) to purchase the 512,500 shares of Common Stock held by them.

Item 5.  Interest in Securities of the Issuer

         The first  three   paragraphs   of Item  5 are  revised and  amended in
their  entirety  as set forth  below:

                  (a)-(b) On the date of this Statement:

                           (i)         Mr. Kramer has  beneficial ownership  for
purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 512,500 shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 13.76% of the issued and outstanding Common

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Stock.  Mr. Kramer  shares voting  power and  dispositive power over the  Common
Stock with Mr.  Spellman and KS.

                           (ii)       Mr.  Spellman has Beneficial  Ownership of
512,500 of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 13.76% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii)       KS has  Beneficial Ownership  of  512,500
shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 13.76% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                           (iv)         Boston  Provident  Partners,  L.P.   has
Beneficial Ownership of 278,300 shares of Common Stock by virtue of its sole ownership of such shares of Common Stock. Such shares represent 7.47% of the issued and outstanding Common Stock.

                  The percentages used herein are calculated based upon the 3,725,000 shares of Common Stock stated to be issued and outstanding as of October 25, 1996, as reflected in the Company's Prospectus dated October 25, 1996.

                  (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons since the filing of the last amendment to the Schedule 13D are set forth in

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Schedule I hereto.  All such transactions were over-the-counter purchases.

Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement among KS, Mr. Kramer, Mr. Spellman and Boston Provident Partners, L.P. dated December 12, 1996 (filed as Exhibit A to Amendment No. 2 and incorporated herein by reference.)


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                                   Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1997

                                            KRAMER SPELLMAN L.P.



                                            By: /s/ Orin S. Kramer
                                            Name: Orin S. Kramer
                                            Title: a General Partner



                                            By: /s/ Jay Spellman
                                            Name: Jay Spellman
                                            Title: a General Partner



                                            /s/ Orin S. Kramer
                                            Orin S. Kramer



                                              /s/ Jay Spellman
                                             Jay Spellman

                                             BOSTON PROVIDENT PARTNERS, L.P.
                                             By: Kramer Spellman, L.P.



                                             By: /s/ Orin S. Kramer
                                             Name: Orin S. Kramer
                                             Title: a General Partner



                                             By: /s/ Jay Spellman
                                             Name: Jay Spellman
                                             Title: a General Partner



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                                                              Schedule I


Date                 Shares Purchased             Price Per Share

1/8/97                    13,000                      $10.875
1/13/97                    5,000                       12.250
1/15/97                    2,500                       11.750
1/21/97                    5,000                       12.250
2/4/97                     5,000                       11.625
2/7/97                    10,000                       11.375